Exhibit 99.1

MDxHealth Reports Q1-2024 Results and Announces Growth Capital from OrbiMed

Year-over-year Q1 revenues increase by 35% to $19.8 million

Increasing 2024 revenue guidance to $83-85 million, previously $79-81 million

Conference call with Q&A today at 08:30 AM ET / 14:30 CET

IRVINE, CA, and HERSTAL, BELGIUM – May 1, 2024 (GlobeNewswire) – MDxHealth SA (NASDAQ: MDXH) (the “Company” or “mdxhealth”), a commercial-stage precision diagnostics company, today announced its financial results for the first quarter ended March 31, 2024 and the closing of a new debt facility with OrbiMed.

Michael K. McGarrity, CEO of mdxhealth, commented: “We are pleased to report operating results that demonstrate successful execution of our growth strategy and support our outlook for delivering sustainable growth in revenues, a consistent reduction in cash burn, and adequate runway to achieve adjusted EBITDA profitability in the first half of 2025. Additionally, we have received the first clinical samples from current customers for hereditary germline testing and now expect germline testing to begin contributing to revenue in the second quarter. Based on this continued momentum in our execution and strong demand for our tests, we are increasing our 2024 revenue guidance to $83-85 million from the previous $79-81 million.

“We are excited to partner with OrbiMed in a new debt facility, which provides significant growth capital and balance sheet flexibility, and allows the Company to further support growing demand for our precision diagnostic tests. This investment also reflects the continued progress we are making in attracting leading institutional investors who recognize our Company’s unique positioning within our high growth, urology markets.”

Key Highlights:

●	First quarter revenue of $19.8 million, an increase of 35% over prior year period

●	Prostate test volume of 12,061, an increase of 16% over prior year period

●	First clinical samples received for new hereditary germline testing

●	Refinanced existing $70 million debt facility with $100 million, 5-year interest-only debt facility with OrbiMed, of which $55 million has been drawn at closing

●	Implemented $50M At-The-Market (“ATM”) program to foster long-term shareholder development

Financial review for the quarter ended March 31, 2024

	Quarter Ended March 31
USD in thousands (except per share data) Unaudited	2024	2023	% Change
Revenue	19,834	14,700	35%
Cost of goods	(7,771)	(5,985)	30%
Gross Profit	12,063	8,715	38%
Operating expenses	(18,667)	(17,432)	7%
Operating loss	(6,604)	(8,717)	(24)%
Net loss	(8,511)	(11,709)	(27)%
Basic and diluted loss per share	(0.31)	(0.53)	(42)%

Revenue increased 35% to $19.8 million compared to $14.7 million for the prior year.

Gross margins were 60.8% compared to 59.3% for the prior year, an improvement of 1.5 percentage points.

Operating expenses increased 7% to $18.7 million compared to $17.4 million for the prior year, driven primarily by scale and volume increases through our laboratories.

Net loss decreased 27% to $8.5 million compared to $11.7 million for the prior year, driven by our increases in revenues and gross profit.

Cash and cash equivalents as of March 31, 2024, were $14.5 million.

Debt Refinancing with OrbiMed

On May 1, 2024, mdxhealth closed a $100 million loan and security agreement with funds managed by OrbiMed Advisors LLC (“OrbiMed”). The Company drew down $55 million from this loan, replacing its existing $35 million debt funded by an affiliate of Innovatus Capital Partners, LLC. At the option of the Company, an additional $45 million can be drawn under the OrbiMed facility, consisting of a $25 million delayed draw term loan and a $20 million delayed draw term loan, in 2025 and 2026 respectively, subject to certain conditions. The loans are secured by substantially all assets of the Company, including intellectual property rights. Remaining proceeds of the loans will be used for working capital purposes and to fund general business requirements.

Conference Call

Michael K. McGarrity, Chief Executive Officer and Ron Kalfus, Chief Financial Officer, will host a conference call and Q&A session today at 08:30 AM ET / 14:30 CET. The call will be conducted in English and a replay will be available for 30 days.

To participate in the conference call, please select your phone number below:

United States: 1-800-717-1738

Belgium: +32 2 290 46 34

The Netherlands: +31 20 795 2682

United Kingdom: +44 800 279 7040

Conference ID: 26604

Webcast: https://viavid.webcasts.com/starthere.jsp?ei=1668863&tp_key=f2f820a92d

To ensure a timely connection, it is recommended that users register at least 10 minutes prior to the scheduled start time.

About mdxhealth

Mdxhealth is a commercial-stage precision diagnostics company that provides actionable molecular information to personalize patient diagnosis and treatment. The Company’s tests are based on proprietary genomic, epigenetic (methylation) and other molecular technologies and assist physicians with the diagnosis and prognosis of urologic cancers and other urologic diseases. For more information, visit mdxhealth.com and follow us on social media at: twitter.com/mdxhealth, facebook.com/mdxhealth and linkedin.com/company/mdxhealth.

For more information:

info@mdxhealth.com

LifeSci Advisors (IR & PR)

US: +1 949 271 9223

ir@mdxhealth.com

This press release contains forward-looking statements and estimates with respect to the anticipated future performance of MDxHealth and the market in which it operates, all of which involve certain risks and uncertainties. These statements are often, but are not always, made through the use of words or phrases such as “potential,” “expect,” “will,” “goal,” “next,” “potential,” “aim,” “explore,” “forward,” “future,” and “believes” as well as similar expressions. Forward-looking statements contained in this release include, but are not limited to, statements regarding expected future operating results; expectations for development of new or improved products and services and their impact on patients; our strategies, positioning, resources, capabilities and expectations for future events or performance; and the anticipated benefits of our acquisitions, including estimated synergies and other financial impacts. Such statements and estimates are based on assumptions and assessments of known and unknown risks, uncertainties and other factors, which were deemed reasonable but may not prove to be correct. Actual events are difficult to predict, may depend upon factors that are beyond the company’s control, and may turn out to be materially different. Examples of forward-looking statements include, among others, statements we make regarding expected future operating results, product development efforts, our strategies, positioning, resources, capabilities and expectations for future events or performance. Important factors that could cause actual results, conditions and events to differ materially from those indicated in the forward-looking statements include, among others, the following: uncertainties associated with global macroeconomic conditions; our ability to successfully and profitably market our products; the acceptance and reimbursement of our products and services by healthcare providers and payers; our ability to obtain and maintain regulatory approvals and comply with applicable regulations; the possibility that the anticipated benefits from our business acquisitions like our acquisition of the Oncotype DX® GPS prostate cancer business will not be realized in full or at all or may take longer to realize than expected; and the amount and nature of competition for our products and services. Other important risks and uncertainties are described in the Risk Factors sections of our most recent Annual Report on Form 20-F and in our other reports filed with the Securities and Exchange Commission. MDxHealth expressly disclaims any obligation to update any such forward-looking statements in this release to reflect any change in its expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based unless required by law or regulation. This press release does not constitute an offer or invitation for the sale or purchase of securities or assets of MDxHealth in any jurisdiction. No securities of MDxHealth may be offered or sold within the United States without registration under the U.S. Securities Act of 1933, as amended, or in compliance with an exemption therefrom, and in accordance with any applicable U.S. securities laws.

Non-IFRS Measures. The Company’s reference to adjusted EBITDA is a forward-looking statement about the Company’s future financial performance, and is a non-IFRS measure that excludes a number of expense items that are included in net loss, including adjustments for items like stock-based compensation, acquisition and integration costs, impairment of long-lived assets, fair-value adjustment, loan extinguishment costs, as well as other non-operating, non-recurring expenses that are difficult to predict for future periods because the nature of the adjustments pertain to events that have not yet occurred. As a result, positive adjusted EBITDA may be achieved while a significant net loss persists. Non-IFRS financial information has limitations as an analytical tool and should not be considered in isolation or as a substitute for financial information presented in accordance with IFRS, and such information is referenced for supplemental information purposes only. Management does not forecast many of the excluded items for internal use, as these are difficult to predict for future periods because the nature of the adjustments pertain to events that have not yet occurred. Information reconciling forward-looking non-IFRS measures to IFRS measures is therefore not available without unreasonable effort, and is not provided. The occurrence, timing, and amount of any of the items excluded from IFRS to calculate non-IFRS measures could significantly impact the Company’s IFRS results.

NOTE: The mdxhealth logo, mdxhealth, Confirm mdx, Select mdx, Resolve mdx, Genomic Prostate Score, GPS and Monitor mdx are trademarks or registered trademarks of MDxHealth SA. The GPS test was formerly known as and is frequently referenced in guidelines, coverage policies, reimbursement decisions, manuscripts and other literature as Oncotype DX Prostate, Oncotype DX GPS, Oncotype DX Genomic Prostate Score, and Oncotype Dx Prostate Cancer Assay, among others. The Oncotype DX trademark, and all other trademarks and service marks, are the property of their respective owners.

MDxHealth SA and Subsidiaries

UNAUDITED CONDENSED CONSOLIDATED STATEMENT OF PROFIT OR LOSS

	Three Months Ended March 31,
In thousands of $ (except per share amounts)	2024	2023

Revenues	$19,834	$14,700
Cost of sales (exclusive of amortization of intangible assets)	(7,771)	(5,985)
Gross profit	12,063	8,715
Research and development expenses	(2,164)	(1,316)
Selling and marketing expenses	(10,028)	(9,099)
General and administrative expenses	(5,359)	(5,169)
Amortization of intangible assets	(1,125)	(1,124)
Other operating income (expense), net	9	(724)
Operating loss	(6,604)	(8,717)
Financial expenses, net	(1,907)	(2,992)
Loss before income tax	(8,511)	(11,709)
Income tax	–	–
Loss for the period	$(8,511)	$(11,709)

Loss per share attributable to parent*
Basic and diluted	$(0.31)	$(0.53)

*	The company completed a share consolidation with respect to all its outstanding shares by means of a 1-for-10 reverse stock split as of November 13, 2023. All share amounts and the EPS were adjusted retroactively to reflect the reverse stock-split.

UNAUDITED CONDENSED CONSOLIDATED STATEMENT OF FINANCIAL POSITION

Thousands of $	March 31, 2024	December 31, 2023
ASSETS
Non-current assets
Goodwill	$35,926	$35,926
Intangible assets	43,757	44,337
Property, plant and equipment	4,758	4,956
Right-of-use assets	4,625	4,989
Financial assets	693	763
Total non-current assets	89,759	90,971

Current assets
Inventories	3,044	2,779
Trade receivables	12,669	11,088
Prepaid expenses and other current assets	1,779	1,914
Cash and cash equivalents	14,494	22,380
Total current assets	31,986	38,161
TOTAL ASSETS	$121,745	$129,132

EQUITY
Share capital	$173,931	$173,931
Issuance premium	153,177	153,177
Accumulated deficit	(339,957)	(331,446)
Share-based compensation	12,307	12,139
Translation reserve	(431)	(593)
Total equity	(973)	7,208

LIABILITIES
Non-current liabilities
Loans and borrowings	35,775	35,564
Lease liabilities	3,115	3,578
Other non-current financial liabilities	64,878	63,259
Total non-current liabilities	103,768	102,401

Current liabilities
Loans and borrowings	645	643
Lease liabilities	1,564	1,480
Trade payables	8,759	8,811
Other current liabilities	6,258	5,694
Other current financial liabilities	1,724	2,895
Total current liabilities	18,950	19,523
Total liabilities	122,718	121,924
TOTAL EQUITY AND LIABILITIES	$121,745	$129,132

UNAUDITED CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS

	Three Months Ended March 31,
Thousands of $	2024	2023
CASH FLOWS FROM OPERATING ACTIVITIES
Operating loss	$(6,604)	$(8,717)
Depreciation	775	512
Amortization of intangible assets	1,125	1,124
Share-based compensation	168	158
Other non-cash transactions	(1)	815
Cash used in operations before working capital changes	(4,537)	(6,108)

Increase (-) / decrease (+) in inventories	(265)	297
Increase (-) / decrease (+) in receivables	(1,392)	346
Increase (+) in payables	679	1,197
Net cash outflow from operating activities	(5,515)	(4,268)

CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of property, plant and equipment	(220)	(787)
Acquisition and generation of intangible assets	(544)	(455)
Interests received	146	4
Net cash outflow from investing activities	(618)	(1,238)

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from issuance of shares, net of transaction costs	-	39,599
Repayment of loan obligation	(160)	(158)
Payment of lease liability	(475)	(348)
Payment of interest	(947)	(831)
Other financial expenses	(170)	-
Net cash (outflow) / inflow from financing activities	(1,752)	38,262

Net decrease (-) / increase (+) in cash and cash equivalents	(7,885)	32,756

Cash and cash equivalents at beginning of period	22,380	15,503
Effect on exchange rate changes	(1)	(5)
Cash and cash equivalents at end of period	$14,494	$48,254